Exhibit 12.01

CITIGROUP INC.

CALCULATION OF RATIO OF INCOME TO FIXED CHARGES

	Year ended December 31,
In millions of dollars, except for ratios	2008(1)(2)	2007(1)(2)	2006(1)(2) (3)(4)	2005(1)(2) (3)(4)	2004(1)(2) (3)(4)
EXCLUDING INTEREST ON DEPOSITS:

Fixed Charges
Interest expense (other than interest on deposits)	$33,240	$48,480	$34,743	$22,298	$12,507
Interest factor in rent expense	810	672	556	502	474

Total fixed charges	$34,050	$49,152	$35,299	$22,800	$12,981

Income
Income from continuing operations before taxes, minority interest and cumulative effect of accounting changes	$(53,055)	$776	$28,489	$28,557	$21,416
Fixed charges (excluding preferred stock dividends)	34,050	49,152	35,299	22,800	12,981

Total income	$(19,005)	$49,928	$63,788	$51,357	$34,397

Ratio of income to fixed charges excluding interest on deposits	NM	1.02	1.81	2.25	2.65

INCLUDING INTEREST ON DEPOSITS:

Fixed Charges
Interest expense	$52,963	$76,051	$55,683	$35,631	$21,029
Interest factor in rent expense	810	672	556	502	474

Total fixed charges	$53,773	$76,723	$56,239	$36,133	$21,503

Income
Income from continuing operations before taxes, minority interest and cumulative effect of accounting changes	$(53,055)	$776	$28,489	$28,557	$21,416
Fixed charges (excluding preferred stock dividends)	53,773	76,723	56,239	36,133	21,503

Total income	$718	$77,499	$84,728	$64,690	$42,919

Ratio of income to fixed charges including interest on deposits	NM	1.01	1.51	1.79	2.00

(1)	On July 11, 2008, the Company announced an agreement to sell its German retail banking operations to Credit Mutuel. Citigroup reports these businesses separately as discontinued operations in the Company’s Consolidated Statement of Income. The calculation of the ratio of income to fixed charges excludes discontinued operations. Prior periods have been restated on a comparable basis.

(2)	On April 17, 2008, Citigroup announced an agreement to sell most of Citigroup’s CitiCapital business unit to GE Capital. Citigroup reports these businesses separately as discontinued operations in the Company’s Consolidated Statement of Income. The calculation of the ratio of income to fixed charges excludes discontinued operations. Prior periods have been restated on a comparable basis.

(3)	On December 1, 2005, Citigroup completed the sale of substantially all of Citigroup’s Asset Management Business to Legg Mason, Inc. Citigroup reports these businesses separately as discontinued operations in the Company’s Consolidated Statement of Income.

(4)	On July 1, 2005, Citigroup completed the sale of Citigroup’s Travelers Life & Annuity and substantially all of Citigroup’s international insurance businesses to MetLife, Inc. Citigroup reports these businesses separately as discontinued operations in the Company’s Consolidated Statement of Income.